DYAX CORP.

300 Technology Square
Cambridge, MA 02139

January 22, 2010

BY EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C.  20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:          Dyax Corp.
Form 10-K for the fiscal year ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 15, 2009
File No.  0-24537

Dear Mr. Rosenberg:

On behalf of Dyax Corp. (“Dyax” or the “Company”), please find below responses to the comments provided to Dyax from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated December 23, 2009 (the “Letter”), relating to Dyax’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed April 15, 2009 (the “Proxy”, together with the Form 10-K the “Reports”).  Set forth below are the Staff’s comments followed by the Company’s responses.  The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1.  Business, page 1

Our Key Product Development Licenses and Collaborations, page 6

1.                                      In the discussion of your agreement(s) with:

•                  Cubist, please provide the potential range of royalty payments (for example, “low-teens” or “high-teens”) you are entitled to receive;

•                  sanofi-aventis and MedImmune Limited, please disclose the aggregate amount of potential milestone payments you are eligible to receive, as well as the potential range of royalty payments (for example, “low-teens” or “high-teens”); and

•                  Fovea and MorphoSys, please disclose all of the material terms of the agreements, including potential aggregate milestone and range of royalty payments due under the agreements, and file the agreements as exhibits to your report

Please make similar disclosure regarding these agreements elsewhere in your document, where applicable.

RESPONSE:

Cubist

The Company acknowledges the Staff’s comment as it pertains to the Company’s license and collaboration agreement with Cubist Pharmaceuticals, Inc. relating to the development and commercialization of the intravenous formulation of DX-88 for the prevention of blood loss during surgery in North America and Europe.  The Company will revise future filings, beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”), to include substantially the following disclosure with respect to its agreement with Cubist (to the extent then still accurate and applicable).

In April 2008, Dyax entered into an exclusive license and collaboration agreement with Cubist for the development and commercialization in North America and Europe of the intravenous formulation of DX-88 for the reduction of blood loss during surgery. Under this agreement, Cubist assumed responsibility for all further development and costs associated with DX-88 in the licensed indications in the Cubist territory. Under the terms of the license agreement, Dyax received a $15 million upfront payment and an additional $2.5 million milestone payment in 2008.  In addition, Dyax is eligible to receive (i) up to $214 million in clinical, regulatory and sales-based milestone payments, and (ii) tiered royalty payments, ranging from the low teens to low twenties, based on sales of DX-88 by Cubist.

The Company will include similar disclosure elsewhere in the 2009 Form 10-K and future filings as applicable.

sanofi-aventis

The Company acknowledges the Staff’s comment as it pertains to the Company’s license agreement with sanofi-aventis relating to the development and commercialization of DX-2240 as a therapeutic product.  The Company will revise future filings, beginning with the 2009 Form 10-K, to include substantially the following disclosure with respect to its agreement with sanofi-aventis (to the extent then still accurate and applicable).

In February 2008, Dyax entered into an exclusive world-wide license and collaboration agreement with sanofi-aventis to develop and commercialize DX-2240 as a therapeutic product.  Under the terms of the license agreement, Dyax received license fees and milestone payments of $23.5 million in 2008.  In addition, Dyax is eligible to receive (i) up to an aggregate of $233 million in additional license fees and milestone payments, which maximum aggregate payment assumes full development and commercial success of DX-2240, and (ii) tiered royalty payments, ranging from the mid-to-high single digits, based on sales of DX-2240 by sanofi-aventis. As exclusive licensee, sanofi-aventis will be responsible for the ongoing development and commercialization of DX-2240.

The Company will include similar disclosure elsewhere in the 2009 Form 10-K and future filings as applicable.

Fovea

The Company acknowledges the Staff’s comment as it pertains to the Company’s license agreement with Fovea Pharmaceuticals, SA for the development and commercialization of an ocular formulation of DX-88 for the treatment of retinal diseases in Europe.  The Company will revise future filings, beginning with the 2009 Form 10-K, to include substantially the following disclosure with respect to its agreement with Fovea (to the extent still then accurate and applicable).

Dyax has entered into a license agreement with Fovea Pharmaceuticals SA, which was acquired by sanofi-aventis in 2009, for the development of DX-88 for the treatment of retinal diseases in the EU. Under this agreement, Fovea will fully fund development for the first indication, retinal vein occlusion-induced macular edema, for which a Phase 1 trial was initiated in the third quarter of 2009. Dyax retains all rights to commercialize DX-88 in this indication outside of the EU.  Under the license agreement, Dyax does not receive milestone payments, but is entitled to receive tiered royalty payments, ranging from the high teens to mid twenties, based on sales of DX-88 by Fovea in the EU.  Conversely, if Dyax elects to commercialize DX-88 in this indication outside of the EU, Fovea will be entitled to receive royalty payments from Dyax, ranging from the low to mid teens, based on sales of DX-88 by Dyax outside the EU.

The Company will include similar disclosure elsewhere in the 2009 Form 10-K and future filings as applicable and will file the agreement as an exhibit to the 2009 Form 10-K.

MedImmune

The Company acknowledges the Staff’s comment as it pertains to the Company’s cross-license agreement with MedImmune Limited.  The Company will revise future filings, beginning with the 2009 Form 10-K, to include substantially the following disclosure with respect to its agreement with MedImmune Limited (to the extent then still accurate and applicable).

Under the terms of the amended and restated license agreement between Dyax and Cambridge Antibody Technology, Ltd. (“CAT”), which is now known as MedImmune Limited and owned by AstraZeneca, CAT granted Dyax a worldwide license under its antibody phage display patents to discover and develop antibody products. In consideration for this license, CAT is eligible to receive milestone payments and low single-digit royalty payments in connection with antibody products developed and commercialized by Dyax or its licensees under the agreement.

Under the agreement, Dyax also granted CAT a worldwide license to use Dyax’s antibody libraries to discover and develop antibody products.  In consideration for this license, Dyax receives no milestone payments but is eligible to receive a low single-digit royalty payments on antibody products developed by CAT or its licensees under the agreement.

MorphoSys

With respect to the Staff’s comment as it pertains to the Company’s patent license agreement with MorphoSys AG, the Company respectfully advises the Staff that the Company has previously disclosed, in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 40 of the Form10-K, that it received a $15 million upfront payment under the agreement with MorphoSys.  The Company supplementally advises the Staff that this one-time payment was made in consideration for granting MorphoSys a fully paid-up, royalty-free license under a variety of phage display technology patents as well as other patents.  The Company is not entitled to any additional milestone, royalty or other payments from MorphoSys under this agreement.  Furthermore, there are no material terms and the Company has no ongoing rights or obligations under the agreement.  Therefore, this agreement is not material to the Company and the Company does not intend to file the agreement as an exhibit to future reports.

Licensing and Funded Research Program, page 7

2.                                      Please identify any agreements you have made under your Licensing and Funded Research Program (the LFRP) that are material to your company, disclose the material terms of such agreements and file the agreements as exhibits to your report. Of the agreements identified, please disclose which licensees’ and collaborators’ product candidates generated under the LFRP have advanced to clinical trials and/or received market approval from the FDA.

RESPONSE:

The Company supplementally advises the Staff that there is no single agreement under the LFRP that is material to the Company.  Under the LFRP, the Company has more than 70 ongoing agreements with licensees and collaborators.  Under these agreements, our licensees and collaborators may use the Company’s phage-display related technology to rapidly identify product candidates for potential development.  Under each such agreement, Dyax is entitled to receive milestone and royalty payments contingent upon the development and commercialization of these product candidates.  To date, no single agreement under the LFRP has resulted in milestone or royalty payments that are material to the Company.  In addition, no single agreement currently covers any product candidate that has reached a stage that could result in milestone or royalty payments that are material to the Company.

The Company acknowledges, however, that it may be possible for a single agreement under the LFRP to become material in the future if (i) one or more product candidates generated under such agreement receive market approval from the FDA, and (ii) the royalty payments that become due to the Company upon the sale of such product candidate or candidates have a reasonable potential to be material to the Company.  The Company agrees that, upon such circumstances, it will disclose all material terms of any such LFRP agreement or agreements and file the agreement or agreements as exhibits to the report relating to the reporting period in which the agreement or agreements become material.

3.                                      In the discussion of your agreement with Biogen Idec here and elsewhere in your document, as applicable, please provide the potential range of royalty payments (for example, “low-teens” or “high-teens”) you are entitled to receive.

RESPONSE:

The Company acknowledges the Staff’s comment as it pertains to the Company’s LFRP license agreement with Biogen Idec.  The Company notes that its reference to the Biogen Idec agreement in the Form 10-K was by way of example and not based on the Company’s belief that it constituted a material agreement at that time.  To the extent that disclosure of this agreement is included in future reports, however, the Company will disclose that it is entitled to receive up to $85 million in development and sales milestones as well as low single-digit royalty payments based upon sales for each antibody product generated under the agreement (to the extent then still accurate and applicable).

Manufacturing, page 16

4.                                      Please file your long-term commercial supply agreement with Avecia Biologics Limited, as well as the commercial supply agreement with Hollister-Steir Laboratories, as exhibits and describe the material terms of these agreements.

RESPONSE:

The Company supplementally advises the Staff that, as of the date hereof, the Company has not yet entered into an agreement with Avecia Biologics Limited for the commercial supply of the DX-88 drug substance used to manufacture KALBITOR®.  As a result of previously completed manufacturing activities conducted at Avecia, the Company has significant inventories of DX-88 drug substance, which it believes are sufficient to meet the market demand for KALBITOR well into 2011.   Additionally, we are in the process of evaluating alternative arrangements for long-term commercial supply of DX-88 drug substance.  The Company’s 2009 Form 10-K will include disclosure of the foregoing information.  Furthermore, once Dyax has executed a long term commercial supply agreement with respect to DX-88 drug substance, it will disclose the material terms of any such agreement in the report relating to the reporting period in which the agreement is entered into and will file or incorporate by reference, as applicable, the agreement as an exhibit to that report.

With respect to the Staff’s comment as it pertains to the Company’s commercial supply agreement with Hollister-Steir, the Company supplementally advises the Staff that this agreement is not material to the Company.  Under this agreement, Hollister-Steir is responsible for converting DX-88 drug substance into final KALBITOR drug product.  This process, known in the industry as the “fill and finish” process, is not unique to KALBITOR.  Alternative manufacturers are readily available in the event that the Company elects, or is required, to relocate the “fill and finish” process.   Furthermore, the agreement contains no material terms and may be terminated by the Company for convenience at any time upon 90 days prior notice.  Therefore, the Company does not intend to file the agreement as an exhibit to future reports.

Risk Factors, page 18

5.                                      We note that in the discussion of your business, under Manufacturing on page 16, you disclose that you have, “established a commercial supply chain, consisting of sole source third party suppliers to manufacture, test and distribute this product.”  Please add a risk factor discussing your use of sole source suppliers, and the consequences of a failure of your arrangement with any of these sole source suppliers, in bringing your product to market.

RESPONSE:

The Company acknowledges the Staff’s comment and agrees in future filings, beginning with the 2009 Form 10-K, to replace the risk factor entitled “Because we currently lack the resources, capability and experience necessary to manufacture biopharmaceuticals, we will depend on third parties to perform this function, which may adversely affect our ability to commercialize any biopharmaceuticals we may develop” included on pages 22-23 of the Form 10-K with the following two risk factors (to the extent then accurate and applicable):

We rely on third-party manufacturers to produce our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of KALBITOR and any future approved product candidates.  Any failure by a third-party manufacturer to produce supplies for us may delay or impair our ability to develop, obtain regulatory approval for or commercialize our product candidates.

We have relied upon a small number of third-party manufacturers for the manufacture of our product candidates for preclinical and clinical testing purposes and intend to continue to do so in the future.  As a result, we depend on collaborators, partners, licensees and other third parties to manufacture clinical and commercial scale quantities of our biopharmaceutical candidates in a timely and effective manner and in accordance with government regulations.  If these third party arrangements are not successful, it will adversely affect our ability to develop, obtain regulatory approval for or commercialize our product candidates.

We have identified only a few facilities that are capable of producing material for preclinical and clinical studies and we cannot assure you that they will be able to supply sufficient clinical materials during the clinical development of our biopharmaceutical candidates.  Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control (including a failure to synthesize and manufacture our product candidates in accordance with our product specifications) and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us.  In addition, the FDA and other regulatory authorities require that our product candidates be manufactured according to cGMP and similar foreign standards.  Any failure by our third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates.

In addition, as our drug development pipeline increases and matures, we will have a greater need for clinical trial and commercial manufacturing capacity.  We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates and we currently have no plans to build our own clinical or commercial scale manufacturing capabilities.  To meet our projected needs for commercial manufacturing, third parties with whom we currently work will need to increase their scale of production or we will need to secure alternate suppliers.

We are dependent on a single contract manufacturer to produce drug substance for DX-88, which may adversely affect our ability to commercialize KALBITOR and other potential DX-88 products.

We currently rely on Avecia Biologics Limited (Avecia) to produce the bulk drug substance used in the manufacture of KALBITOR® and other potential DX-88 products.  Our pharmaceutical business, therefore, faces risks of difficulties with, and interruptions in, performance by Avecia, the occurrence of which could adversely impact the availability and/or sales of KALBITOR and other potential DX-88 products in the future.  The failure of Avecia to supply manufactured product on a timely basis or at all, or to manufacture our drug substance in compliance with our specifications or applicable quality requirements or in volumes sufficient to meet demand could adversely affect our ability to sell KALBITOR and other potential DX-88 products, could harm our relationships with our collaborators or customers and could negatively affect our revenues and operating results.  If the operations of Avecia are disrupted, we may be forced to secure alternative sources of supply, which may be unavailable on commercially acceptable terms, cause delays in our ability to deliver products to our customers, increase our costs and negatively affect our operating results.

In addition, failure to comply with applicable good manufacturing practices and other governmental regulations and standards could be the basis for action by the FDA or corresponding foreign agency to withdraw approval for KALBITOR or any other product previously granted to us and for other regulatory action, including recall or seizure, fines, imposition of operating restrictions, total or partial suspension of production or injunctions.

We do not currently have a long-term supply commercial supply agreement with Avecia for the production of DX-88 drug substance.  We are working to establish a long-term supply contract with Avecia or an alternative contract manufacturer.  However, we cannot guarantee that we will be able to enter into long-term supply contracts on commercially reasonable terms, or at all.  We believe that our current supply of the DX-88 drug substance used to manufacture KALBITOR will be sufficient to meet market demand for KALBITOR well into 2011, but these estimates are subject to changes in market conditions and other factors beyond our control.  If we are unable to execute a long-term supply agreement or otherwise secure a dependable source for drug substance before our current inventory of DX-88 drug substance is exhausted, it could adversely affect our ability to further develop and commercialize KALBITOR and other potential DX-88 products, generate revenue from product sales, increase our costs and negatively affect our operating results.

Notes to Consolidated Financial Statements

4.  Strategic Collaborations

sanofi-aventis, page 61

6.                                      Please tell us the term and estimated performance period of the sanofi-aventis collaboration, and provide us an accounting analysis supporting why you recognized all but $1.3 million of the $25 million consideration for the collaboration in 2008 particularly since you indicate that it represents a single unit of accounting.  In your response, separately address amounts recognized for each quarter of 2008 and why recognition in the quarter was appropriate under GAAP.

RESPONSE:

The Company acknowledges the Staff’s comment as it pertains to the disclosure of revenue recognition in relation to the sanofi-aventis agreements.  In future filings beginning with the 2009 Form 10-K, the Company will clarify that there are two separate agreements between Dyax and sanofi-aventis.  Below, we have included our accounting analysis of both agreements, as well as, outlined the revenue recognized under both agreements for each quarter of 2008.

In February 2008, Dyax entered into two separate agreements with sanofi-aventis.

1.               An exclusive worldwide license for development and commercialization of DX-2240, a therapeutic product candidate (the “Product License Agreement”).

2.               A non-exclusive license of our antibody phage-display technology (the “Library License Agreement”).

As Dyax executed two agreements with a single customer, the Company considered whether the agreements should be viewed as a single arrangement when determining the units of accounting or if they should be considered separate arrangements. Paragraph 2 of EITF 00-21 and Technical Practice Aid (TPA) 5100.39 “Software revenue recognition for multiple-element arrangements” (by analogy) were considered for this determination.  TPA 5100.39 sets forth six distinct criteria to assist in determining whether one or more arrangements exist.  The criteria and related evaluation are as follows:

Criteria 1: The contracts or agreements are negotiated or executed within a short time frame of each other.

Evaluation 1: The two agreements were negotiated within a short time frame of each other.  Both were executed on February 11, 2008.  Initially, sanofi-aventis had approached Dyax about a non exclusive license of the Company’s antibody library.  At the same time and unrelated to this license Dyax had been actively seeking to out license its DX-2240 program.  After due diligence was completed, sanofi-aventis made a determination to license DX-2240 for their existing R&D pipeline.  Consequently, the two companies entered into the two license agreements.

Criteria 2: The different elements are closely interrelated or interdependent in terms of design, technology, or function.

Evaluation 2: The Product License Agreement for DX-2240 and the Library License Agreement are not closely interrelated or interdependent in terms of design, technology or function.  DX-2240 is an identified compound on which further research and development needs to be performed to determine if the compound could eventually be utilized in a commercially viable drug.  Under the Product License Agreement, Dyax is transferring the DX-2240 technology (selling) to sanofi-aventis for further development and will economically participate by receiving the $23.5 million in upfront fees discussed above and will receive downstream contingent milestones and royalty payments  The Library License Agreement is a standard license of Dyax proprietary technology (antibody libraries) to be used for early stage research (a stage that DX 2240 is well beyond).  The Library License Agreement will be utilized by sanofi-aventis to discover new compounds and determine if they are commercially viable.  Sanofi-aventis could have entered into either agreement without the other as the technologies are independent.

Criteria 3: The fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily.

Evaluation 3: The fees associated with each license agreement are independent from each other and are not subject to refund or forfeiture if the other agreement is not completed satisfactorily.

Criteria 4: One or more elements in one contract or agreement are essential to the functionality of an element in another contract.

Evaluation 4: As stated above in Evaluation 2, the elements in each of the agreements are not utilized in conjunction with one another and are independent.  The DX-2240 compound is a result of Dyax’s use of the library and does not in any way impact sanofi-aventis’ use or the functionality of the library and conversely is not impacted by future changes of developments to the library.

Criteria 5: Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.

Evaluation 5: The payment terms under the Product License Agreement do not coincide with the performance criteria of Library License Agreement or vice versa.  The payment terms are not tied to events that are associated with the other agreement.  The payment terms associated with the Product License Agreement are upon the delivery of the different elements within the agreement.  The payment terms and amounts under the Library License Agreement are consistent with all other Library License Agreements entered into by Dyax with other third parties.  Both agreements have downstream milestones and royalty payments that are based on specific events associated solely with the events and technology inherent in the applicable agreement.

Criteria 6: The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same company) to do what in essence is a single project.

Evaluation 6:  The negotiations were conducted with the same individuals at each company; however the technologies are utilized in a different manner and for different projects.

Although the contracts were executed within a short time frame of each other and by the same individuals, the Company believes that the substance of the agreements, supported by the evaluation of the other criteria above, indicate that the agreements are separate in nature, the Product License Agreement and the Library License Agreement should be evaluated as separate arrangements.

Based on this conclusion, each arrangement was evaluated separately for determination of the appropriate revenue recognition.

Product License Agreement

Terms of the DX-2240 Product License Agreement included:

1)              $5.0 million product license fee

2)              $10.0 million transfer fee for DX-2240 inventory and DX-2240 know how

3)              $8.5 million upon delivery of IND pharmacology reports related to DX-2240

4)              Training of sanofi-aventis staff

There were no additional or continuing obligations under this agreement.

In accordance with Emerging Issues Task Force Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), the Company determined that all deliverables under this Product License Agreement are under a single unit of accounting, as none of the elements provided stand-alone value to the licensee (i.e., the value of the license was dependent upon the delivery of the inventory and data).  Accordingly, no revenue related to any single deliverable was recognized until all obligations under this agreement were met.  During the quarter ended December 31, 2008, the last remaining unmet obligation under the agreement was completed when sanofi-aventis took possession of the DX-2240 inventory.  At that time, Dyax recognized the full amount of $23.2 million in conjunction with the DX-2240 Product License Agreement (net of $300,000 unrecoverable tax withholding).

Library License Agreement

Terms of the antibody Library License Agreement included:

1)              $1.5 million upfront license fee

2)              Term of 5 years

3)              Maintenance fees of $200,000 per annum

4)              Training of sanofi-aventis staff

The Company has concluded that the delivery of the library license, the initial library manufacturing and licensed antibody materials and training combined have standalone value to sanofi-aventis.  Once sanofi-aventis has received the library license, the initial library manufacturing and licensed antibody materials and training, it will be able to utilize the library for its intended purpose.  However as part of the library manufacturing and licensed antibody materials obligation the Company is also obligated to provide additional quantities of antibody library and material updates.  The Company has concluded it could not establish a fair value for the additional quantities of antibody library and material updates.  As a result, all of the deliverables within the agreement will be accounted for as a single unit of accounting.

Under the Library License Agreement, the license fee and annual maintenance fees are being recognized ratably over the anticipated license period of 5 years, which is consistent with the accounting treatment of other library license agreements.

Revenue Recognition

Revenue recognition under the two sanofi-aventis agreements for 2008 by Quarter:

(in millions)	Q1 08	Q2 08	Q3 08	Q4 08	2008
Library License Agreement	$0.2	$0.1	$0.1	$0.1	$0.5
Product License Agreement	—	—	—	$23.2	$23.2
Total	$0.2	$0.1	$0.1	$23.3	$23.7

Cubist Pharmaceuticals, Inc., page 62

7.                                      Please revise to clarify how you apply the Contingency Adjusted Performance Model in recognizing revenue for the various aspects of the collaboration.

RESPONSE:

The Company acknowledges the Staff’s comment as it pertains to the application of the Contingency Adjusted Performance Model in relation to Cubist agreement.

In addition to the information disclosed in the Form 10-K, we advise the Staff that, in future filings beginning with the 2009 Form 10-K, the disclosure will be amended to read substantially as follows:

At this time the scope and timing of future development of this program are the responsibility of Cubist and therefore, the Company can not reasonably estimate the total level of effort required to fulfill its obligations under this collaboration.

As a result, the Company is recognizing revenue under the Cubist collaboration on a straight-lined basis over the development period of DX-88 in the Cubist territory, which his currently estimated at five years.

Schedule 14A

Compensation Discussion and Analysis

Elements of Executive Compensation, page 22

8.                                      We note your statement that the Compensation Committee does not have any pre-established policies or targets for the allocation of compensation elements.  Yet, your discussion of base salary and annual bonus indicates that you do set targets for these elements.  In the case of base salary, you state that salaries are targeted between the 50th and 75th percentile of your peer group, as adjusted.  With respect to annual bonuses, you state that the Committee establishes a target bonus for each executive officer. Please revise your disclosure to reconcile this apparent inconsistency.

RESPONSE:

The Company supplementally advises the Staff that the statement included on page 22 of the Proxy to the effect that “[o]ur Compensation Committee does not have any pre-established policies or targets for the allocation of [the three elements of compensation comprising the Company’s executive compensation program]” was intended to convey that the Company does not set limits for allocation of compensation among the three elements.  Some companies allocate compensation between fixed (salary) and variable (bonus and equity) elements under pre-established policies.  For example, a company might have a policy that limits equity compensation to no more than forty percent of total executive compensation.  The statement referenced above was intended to indicate that Dyax has no such policy or target.

The Company does have pre-established policies and it does utilize targets in the evaluation of each separate element of executive compensation, as indicated elsewhere in the Proxy.

To avoid such confusion in future proxy statements, the Company will revise future filings, beginning with the 2010 proxy statement, to include substantially the following disclosure with respect to the elements of executive compensation:

Our executive compensation program is comprised of three elements:

(i)                                  base salary;

(ii)                              annual bonuses based on corporate and individual performance; and

(iii)                          initial, annual and other equity awards.

Our Compensation Committee does not have any pre-established policies relating to the allocation of these compensation elements within the total compensation of each executive. Instead, the amount of each element in comparison to the total compensation opportunity for each executive is largely based on competitive factors identified in the Committee’s review of the survey data from our peer group as well as on our historical compensation practices.

Base Salary, page 22

9.                                      Please provide draft disclosure for your 2010 proxy statement regarding base salaries that includes each of the factors considered by the compensation committee in adjusting the base salary for each of the named executive officers and explains the committee’s rationale for the adjustments in light of such factors.

RESPONSE:

Substantially the following disclosure will be included in the Company’s 2010 proxy statement regarding the factors considered by the compensation committee in adjusting the base salaries of our named executive officers:

Base Salary

The principal objective of base salary is to provide our executive officers with a current and guaranteed level of income that is competitive with our industry and our peer group of companies, which are identified above (our “peer group”).  To remain competitive, we believe that base salaries should be targeted between the 50th and 75th percentile of the range of salaries of similarly situated executives in our peer group.  Consequently, base salaries are evaluated annually by our Compensation Committee in accordance with this target and market data available with respect to our peer group, and then adjusted as necessary to take into account each executive’s individual performance, responsibilities, tenure and overall experience.

The market data reviewed by us at the beginning of 2009 indicated that the base salaries of each of our named executive officers (other than the Chief Executive Officer) were on the low end of the targeted range — at, or slightly above, the 50th percentile of similarly situated executives (e.g., those with similar tiles and/or responsibilities) in our peer group.  However, in light of the economic conditions at the time, our Compensation Committee determined that it was not appropriate to significantly increase base salaries of executives for 2009.   Instead, executive salaries were uniformly adjusted by 3% to reflect the competitive rate increase in the biotechnology / pharmaceutical sector.

Our Chief Executive Officer was promoted to his position in January 2009.   Based on an analysis of data with respect to recently hired or promoted chief executive officers in our peer group, our Compensation Committee determined that it was appropriate to set our Chief Executive Officer’s base salary for 2009 at the 25th percentile of other chief executive officers within our peer group.   However, in future years we anticipate that our Compensation Committee will target the base salary of our Chief Executive Officer between the 50th and 75th percentile of other chief executive officers within our peer group, consistent with our objective to offer each our executives a base salary that is competitive within our industry and our identified peer group of companies.

The final disclosure to be included in the 2010 proxy statement remains subject to the review and approval by the compensation committee to be conducted in conjunction with the Company’s regularly scheduled annual meeting process, which has not been completed.

Annual Bonus, page 22

10.                               Please also include in draft disclosure for your 2010 proxy statement discussion of the particular bonus target set for each named executive officer and the extent to which such officer’s performance met, exceeded or fell short of the target, and the reasons why.  In your discussion, you should address any specific performance goals set by the compensation committee and explain how an executive’s actual performance during the year compared to such goals.  To the extent that pre-established goals and the executive’s level of performance are quantifiable, the discussion in your proxy statement should also be quantified.

RESPONSE:

Substantially the following type of disclosure will be included in the Company’s 2010 proxy statement regarding the particular target bonus amount set for each named executive officer and the extent to which such officer’s performance, in the judgment of the Compensation Committee based on the recommendation of the Chief Executive Officer (for all executive officers other than himself), merited a bonus at, above or below the target amount, and the reasons why.  Our compensation committee has not yet approved annual bonus amounts to be paid to our named executive officers for 2009, which will be determined in conjunction with the Company’s regularly scheduled annual review process with the Compensation Committee.

Annual Bonus

Our Compensation Committee has the authority and discretion to award annual cash bonuses to our executive officers.  The purpose of this bonus program is to provide an incentive for our executive officers to achieve the annual corporate and individual performance objectives developed from our annual business review and adjusted during the course of the year to reflect changes in our operating plans and strategy.  Our annual cash bonus program is a key element of annual performance compensation for our executive officers.  The annual bonus program is structured to provide competitive bonus opportunities to our executives so that we retain our existing executives and are positioned to compete for highly talented executives.

In the first quarter of each year, the Compensation Committee establishes a target bonus amount for each executive officer.  This amount is calculated as a percentage of the officer’s base salary.  The target bonus amount is reviewed on an annual basis and revised as necessary to realign bonuses with competitive market compensation paid to similarly situated executives in our identified peer group and also to properly address individual responsibilities and experience.  The extent to which these target amounts were achieved is based primarily upon an assessment of each named executive officer’s achievement of corporate and individual performance goals.  The table below sets forth the target bonus amount (as a percentage of base salary) for each of our named executive officers for 2009, as well as the proportion of their target bonus amount that is based on the achievement of corporate and individual performance goals.

	Target	Proportion of Target	Proportion of Target
	Bonus Amount	Bonus Amount Based	Bonus Amount Based
Named	(% of Base	on Corporate	on Individual
Executive Officer	Salary)	Performance	Performance

Gustav Christensen	50.0%	100.0%	0.0%
Ivana Magovčević-Liebisch	37.5%	50.0%	50.0%
George Migausky	37.5%	50.0%	50.0%
William Pullman	37.5%	50.0%	50.0%

Notwithstanding the target bonus amounts set in the first quarter of each year, the Compensation Committee retains discretion to adjust the target bonus amount by up to 20% of the target bonus amount for exceptional performance against corporate and individual goals, and to otherwise adjust bonuses upwards or downwards to respond to changes in competitive compensation and other factors not measured by performance against the corporate and individual goals.

Corporate Performance.   In 2009, our strategic business objectives focused on (i) the development of our lead product candidate, known as DX-88, (ii) our research and development pipeline and (iii) our licensing and funded research program (LFRP), as well as on the achievement of general corporate and financial goals.  In line with this strategic focus, our key corporate performance goals for 2009 included the following:

•                  Refocus and realign corporate organization and goals.

•                  Secure FDA approval of KALBITOR® for acute attacks of hereditary angioedema (HAE).

•                  Complete preparations necessary to allow for commercial launch within 60 days following FDA approval.

•                  Define and implement a full commercial compliance program.

•                  Complete all activities necessary for the initiation of a compassionate use program for DX-88 in the treatment of acquired angioedema and a physician-sponsored study of DX-88 in the treatment of drug-induced angioedema.

•                  Advance the filing for marketing authorization of DX-88 for HAE in Europe.

•                  Progress licensing / collaboration negotiations for the development of DX-88 for HAE outside North America.

•                  Obtain additional LFRP-related debt financing.

•                  Maintain current LFRP revenues that support payment of all LFRP-related debt obligations.

•                  Maintain adequate liquidity to support forecasted business operations through 2010.

Our corporate goals for 2009 included other key objectives regarding confidential research and development strategies, partnered programs and other confidential objectives.  These goals were considered in determining annual bonus compensation for 2009 but are not disclosed in this Proxy Statement as disclosure would likely cause substantial competitive harm in that it would identify our research and development and business priorities to our competitors and, in certain circumstances, affect our bargaining leverage.  In addition, we do not believe that the details regarding any of these objectives would be material to an understanding of how we compensate our executive officers.

We score corporate performance for the purpose of compensation determinations based upon a level of performance (a score of 100%) that is presumed to reflect a solid year in which most of the annual objectives, and particularly high priority objectives, are met.  With regard to the likelihood of achieving annual corporate objectives, for compensation purposes, we set the objectives at a level reasonably expected to be achieved with a good level of performance.  The Compensation Committee exercises discretion in weighting the relative importance of the key annual objectives and determining the achievement of them, and considers the specific recommendations of the Chief Executive Officer in these matters.  To the extent that the Compensation Committee determines that actual corporate performance exceeded expected performance levels, the Committee can establish a corporate performance score up to 120%.

For 2009, the Compensation Committee reviewed corporate performance for the purpose of calculating the corporate component of the annual performance bonus for the named executive officers.  To the extent that disclosure is not likely to cause substantial competitive harm, factors considered by the Compensation Committee in scoring our corporate performance in 2009 were as follows:

[THE FACTORS SET FORTH BELOW REPRESENT DRAFT DISCLOSURE BASED UPON THE COMPANY’S CURRENT BELIEF AS OF THE DATE OF THIS LETTER OF THE FACTORS THAT WILL BE RELEVANT TO THE COMPENSATION COMMITTEE’S SCORING OF CORPORATE PERFORMANCE.  BECAUSE THE COMPENSATION COMMITTEE HAS NOT COMPLETED THE 2009 COMPENSATION PROCESS THIS DRAFT DISCLOSURE REMAINS SUBJECT TO FINAL COMMITTEE DETERMINATIONS AND IS, THEREFORE, SUBJECT TO CHANGE]

•                  In March 2009, Dyax successfully completed a business restructuring and reduction in force intended to focus resources on the commercialization of KALBITOR, resulting in an estimated $18 million in annualized savings.

•                  In December 2009, DX-88 was approved by the FDA, under the brand name KALBITOR, for the treatment of acute attacks of hereditary angioedema (HAE) in patients ages 16 and older.

•                  Dyax planned and implemented all activities necessary for the commercial launch of KALBITOR on February [•], 2010.

•                  Dyax defined and implemented a full commercial compliance program in 2009 for the commercial launch of KALBITOR.

•                  During 2009, Dyax completed all activities necessary for the initiation of a compassionate use clinical study of DX-88 in the treatment of acquired angioedema and a physician-sponsored study of DX-88 in the treatment of drug-induced angioedema.

•                  Dyax received a positive opinion from the European Medicines Agency (EMEA) for its pediatric investigation plan (PIP), which will allow Dyax to complete its filing for marketing authorization of DX-88 for HAE in Europe.

•                  Dyax obtained an additional $15 million in LFRP-related debt financing from Cowen Healthcare Royalty Partners.

•                  Dyax paid all LFRP-related debt obligations from current LFRP revenues.

•                  Dyax maintained adequate liquidity to support forecasted business operations through 2010.

Other goals and objectives that were achieved throughout the year and considered by the Compensation Committee that were not outlined in our initial business objectives included: [INSERT ADDITIONAL CONSIDERATIONS, IF ANY.  IF NO ADDITIONAL FACTORS ARE CONSIDERED BY THE COMPENSATION COMMITTEE, THIS PARAGRAPH WILL BE ELIMIANTED FROM THE COMPANY’S 2010 PROXY STATEMENT]

Upon review and consideration of these and other factors, the Compensation Committee approved a corporate performance score of [•%].

Individual Performance.  For 2009, the individual performance goals of each named executive officer other than the Chief Executive Officer consisted primarily of the key objectives and goals generated from our annual business review that relate to the functional department or business unit for which the named executive officer is responsible.  As is the case for corporate performance, individual performance goals are set at a level that is reasonably likely to be achieved with a good level of performance.

While achievement against the applicable individual performance goals is given substantial weight in scoring the individual performance of our named executive officers, consideration may also be given to certain subjective performance criteria, including leadership, management, judgment and decision making skills, results orientation and communication.

Our Chief Executive Officer reviews the individual performance of each named executive officer and assigns a performance rating in accordance with a performance scale under which target performance is scored at 100%.  To the extent that the Chief Executive Officer determines that the actual performance of an individual executive exceeded expected performance levels, he can recommend an individual performance rating up to 120%. The recommended performance rating for each named executive officer other than the Chief Executive Officer is then reviewed by the Compensation Committee with the Chief Executive Officer and the Committee determines the final amount of each named executive officer’s bonus.

Calculation of Annual Performance Bonus Amounts.   For 2009, the corporate performance component for determining the annual bonus of our named executive officers other than our Chief Executive Officer was given a weight of 50% and the individual performance component was given a weight of 50%. An individual performance factor was assigned to each named executive officer (other than the Chief Executive Officer) based on his or her individual performance for the year. Given that the 2009 corporate performance was scored at [•%], as an example, the target bonus of a named executive officer (other than the Chief Executive Officer) who was assigned an individual performance rating of [•%] to reflect [above / below] target level performance was calculated as (50% x [•%] = [•%]) + (50% x [•%] = [•%]).  The target bonus amount for our Chief Executive Officer was calculated based entirely on our annual corporate performance score.

Consistent with the Compensation Committee’s reservation of full discretion to determine the actual amount of each officer’s annual bonus, the target bonus amounts indicated by the evaluation of corporate and individual performance were then adjusted to respond to changes in competitive compensation and other factors not measured by performance against the corporate and individual goals. [IF NO DISCRETIONARY ADJUSTMENTS TO TARGET BONUSES ARE MADE BY THE COMPENSATION COMMITTEE, THIS PARAGRAPH WILL BE ELIMINATED FROM THE COMPANY’S 2010 PROXY STATEMENT]

The amount of the annual performance payment made to each of our named executive officers for 2009 is set forth in the “Summary Compensation Table” presented later in this Proxy Statement.  In the case of the named executive officers (including the CEO), the actual total annual cash compensation (salary plus actual bonus) provided ranged from the [•]th to above the [•]th percentile of similarly situated executives at our peer group based upon market dated reviewed at the beginning of 2010.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 250-5733 if you have any questions or require any additional information.

Very truly yours,

/s/ George Migausky

George Migausky
Chief Financial Officer

cc:                                 Ivana Magovcevic-Liebisch, Executive Vice President Corporate Development and General Counsel
Dyax Corp.

Stacie S. Aarestad, Partner
Edwards Angell Palmer & Dodge LLP

James M. Connolly, Partner
PricewaterhouseCoopers LLP